UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 17)
Tiptree Inc.

(Name of Company)
Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)
88822Q103

(CUSIP Number of Class of Securities)
Jonathan Ilany
Chief Executive Officer
Tiptree Financial Partners, L.P.
780 Third Avenue, 21st Floor
New York, NY 10017
(212) 446-1400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 10, 2018

(Date of Event which Requires
Filing of this Schedule)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 3 of 9

 SCHEDULE 13D

1	NAME OF REPORTING PERSON Tiptree Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER
0 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER
0 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
0 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 4 of 9

SCHEDULE 13D

1	NAME OF REPORTING PERSON
Michael Barnes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,252,020 shares of Class A Common Stock
	8	SHARED VOTING POWER
757,143 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
8,252,020 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER
757,143 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
9,009,163 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.74% (See Item 5)
14	TYPE OF REPORTING PERSON
HC, IN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 5 of 9

SCHEDULE 13D

1	NAME OF REPORTING PERSON
Arif Inayatullah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,368,653 shares of Class A Common Stock
	8	SHARED VOTING POWER
757,143 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
3,368,653 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER
757,143 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
4,125,796 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.55% (See Item 5)
14	TYPE OF REPORTING PERSON
HC, IN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 6 of 9

This Amendment No. 17 (“Amendment No. 17”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 23, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on July 10, 2012 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed with the SEC on January 3, 2013 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed with the SEC on July 3, 2013 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed with the SEC on January 3, 2014 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D filed with the SEC on May 7, 2014 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D filed with the SEC on August 7, 2014 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D filed with the SEC on September 4, 2014 (“Amendment No. 7”), Amendment No. 8 to the Original Schedule 13D filed with the SEC on November 5, 2014 (“Amendment No. 8”), Amendment No. 9 to the Original Schedule 13D filed with the SEC on December 8, 2014 (“Amendment No. 9”), Amendment No. 10 to the Original Schedule 13D filed with the SEC on January 5, 2015 (“Amendment No. 10”), Amendment No. 11 to the Original Schedule 13D filed with the SEC on August 18, 2015 (“Amendment No. 11”), Amendment No. 12 to the Original Schedule 13D filed with the SEC on September 4, 2015 (“Amendment No. 12”), Amendment No. 13 to the Original Schedule 13D filed with the SEC on May 13, 2016 (“Amendment No. 13”), Amendment No. 14 to the Original Schedule 13D filed with the SEC on June 23, 2016 (“Amendment No. 14”), Amendment No. 15 to the Original Schedule 13D filed with the SEC on June 7, 2017 (“Amendment No. 15”), Amendment No. 16 to the Original Schedule 13D filed with the SEC on December 20, 2017 (“Amendment No. 16” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15 and this Amendment No. 17, the “Schedule 13D”), with respect to the Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of Tiptree Inc., a Maryland corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 17 have the meanings set forth in the Schedule 13D. This Amendment No. 17 amends Items 4 and 5 as set forth below.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated in its entirety with the following:

On April 10, 2018, Tiptree Inc. (“Tiptree”) completed a merger with its subsidiary, Tiptree Financial Partners, L.P. (“TFP”) with Tiptree continuing as the surviving company (the “Reorganization Merger”). Prior to the Reorganization Merger, Tiptree owned 84% of TFP with the remaining 16% of TFP owned by limited partners of TFP. In the Reorganization Merger, each limited partner of TFP received as consideration for its TFP partnership units (the “LP Units”), (i) the number of Class A common stock that they would have been entitled to exchange into using the existing exchange mechanic at a rate of 2.798 shares of Tiptree Class A common stock (“Tiptree Shares”) per LP Unit (ii) a warrant, which expires on September 30, 2018, to purchase Tiptree Shares at an exercise price of $11.33 per share (the “2018 Warrant”) and (iii) warrants to acquire Tiptree Shares on the same economic terms as their existing warrants to acquire TFP partnership units (the “2022 Warrant”).

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 7 of 9

Also, in connection with the Reorganization Merger, Tiptree canceled (i) 6,861,561 shares of Class B common stock, (ii) the CRE Warrant (as defined in the Original Schedule 13D) owned by TFP to acquire 652,500 Tiptree Shares at an exercise price of $11.33 per share and (iii) the existing warrants to acquire TFP partnership units that are exchangeable for 2,255,149 Tiptree Class A shares in the aggregate.

Item 5.	Interest in Securities of the Company

Item 5 is hereby amended and restated in its entirety with the following:

For purposes of this Item 5(a), as of April 10, 2018, Tiptree Inc. (the “Company”) has 37,933,595
shares of Class A Common Stock outstanding as of the filing of this report, which excludes 5,118,438 shares of Class A Common Stock outstanding but held by a subsidiary of the Company.

(a) Effective April 10, 2018, TFP no longer exists and does not beneficially own any shares of the Company.

As of the date of this Amendment No. 17, Michael Barnes may be deemed to beneficially own 9,009,163 Tiptree Shares, consisting of 8,252,020 Tiptree Shares over which Mr. Barnes has sole voting and dispositive power (consisting of 7,321,090 Tiptree Shares Mr. Barnes owns directly, 37,318 Tiptree Shares issuable upon exercise of his 2018 Warrant and 893,612 Tiptree Shares issuable upon exercise of his 2022 Warrant) and 757,143 Tiptree Shares beneficially owned by TFPLP Holdings III LLC (“Holdings III”) over which Mr. Barnes has shared voting and dispositive power. These shares represent approximately 22.74% of the Tiptree Shares outstanding based on 39,621,668 shares of Class A Common Stock, which consists of (i) 37,933,595 Tiptree Shares outstanding, (ii) 930,930 Tiptree Shares issuable upon exercise of the 2018 Warrant and 2022 Warrant Mr. Barnes owns directly, (iii) 150,367 Tiptree Shares owned by Holdings III, over which Mr. Barnes has shared voting and dispositive control and (iv) 606,776 Tiptree Shares issuable upon exercise of the 2018 Warrant and 2022 Warrant owned by Holdings III, over which Mr. Barnes has shared voting and dispositive control.

As of the date of this Amendment No. 17, Arif Inayatullah may be deemed to beneficially own 4,125,796 Tiptree Shares, consisting of 3,368,653 Tiptree Shares over which Mr. Inayatullah has sole voting and dispositive power (consisting of 2,940,662 Tiptree Shares Mr. Inayatullah owns directly, 26,137 Tiptree Shares issuable upon exercise of his 2018 Warrant and 401,854 Tiptree Shares issuable upon exercise of his 2022 Warrant) and 757,143 Tiptree Shares beneficially owned by TFPLP Holdings III LLC (“Holdings III”) over which Mr. Inayatullah has shared voting and dispositive power. These shares represent approximately 10.55% of the Tiptree Shares outstanding based on 39,118,729 shares of Class A Common Stock, which consists of (i) 37,933,595 Tiptree Shares outstanding, (ii) 427,991 Tiptree Shares issuable upon exercise of the 2018 Warrant and 2022 Warrant Mr. Inayatullah owns directly, (iii) 150,367 Tiptree Shares owned by Holdings III, over which Mr. Inayatullah has shared voting and dispositive control and

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 8 of 9

(iv) 606,776 Tiptree Shares issuable upon exercise of the 2018 Warrant and 2022 Warrant owned by Holdings III, over which Mr. Inayatullah has shared voting and dispositive control.

(b) Mr. Barnes has the sole power to dispose of and the sole power to vote the 8,252,020 Tiptree Shares directly owned by him and has shared power to dispose of and vote the 757,143 Tiptree Shares held by Holdings III, over which Mr. Barnes has shared voting and dispositive control.

Mr. Inayatullah has the sole power to dispose of and the sole power to vote the 3,368,653 shares of Class A Common Stock directly owned by him and has shared power to dispose of and vote the 757,143 Tiptree Shares held by Holdings III, over which Mr. Inayatullah has shared voting and dispositive control.

(c) In this Amendment No. 17, any transactions in Tiptree Shares disclosed on a Form 4 filed by a Reporting Person during the period ending on the filing date of such amendment and starting on the later of the date 60 days before such filing date and the date of the most closely preceding amendment is and shall be incorporated into Item 5(c) with respect to such amendment without any further notice.

(d) No other person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock.

(e) Effective April 10, 2018, TFP, Tricadia Holdings, L.P., Tricadia Holdings, GP LLC and Holdings III ceased to be beneficial owners of 5% or more of Tiptree Shares.

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 9 of 9

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Dated: April 12, 2018

By:	/s/ Michael Barnes
Michael Barnes

By:	/s/ Arif Inayatullah
Arif Inayatullah